OIO Group



We are not building a car company.
We are building the LVMH of ultra-luxury mobility.

NORMAN CHOI

Chairman & Chief Executive Officer · OIO Group · NASDAQ: OIO

DISCLAIMERS

Forward-looking statements & non-GAAP measures.

This presentation has been prepared by OIO Group ("OIO", the "Company", "we", "us", or "our") and is provided on a confidential basis to investors that are either qualified institutional buyers or institutions that are accredited investors, solely for the purposes of determining whether such investors might have an interest in a potential private placement of securities contemplated by the Company. No such offering is being made at this time. Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of the Company is prohibited. By accepting this presentation solely for use during our meeting, each recipient agrees: (i) to maintain the confidentiality of all information that is contained in this presentation and not already in the public domain, and (ii) to use this presentation for the sole purpose of evaluating the Company.

This presentation does not purport to contain all of the information that may be required to evaluate a possible transaction. This presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. By reviewing this presentation, the recipient confirms that it is not relying upon the information contained herein to make any decision. The Company is an "emerging growth company" within the meaning of the Jumpstart Our Business Startups Act of 2012. As a result, the Company is subject to reduced public company reporting requirements.

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of any securities of the Company in any state or jurisdiction, domestic or foreign, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities of the Company have not been registered under the Unites States Securities Act of 1933, as amended, or any other applicable securities laws. The Company's securities have not been approved or disapproved by the U.S. Securities and Exchange Commission or any other regulatory or governmental authority, nor have any of the foregoing passed upon the accuracy or adequacy of the information presented. Any representation to the contrary is a criminal offense.

Statements contained in this presentation relate to the historical experience of our founder, management team, and their affiliates. An investment in the Company is not an investment in any of our founders' or management teams' past investments or companies affiliated with them. The historical results of these persons, investments and companies is not necessarily indicative of future performance of the Company.

DISCLAIMERS

Forward-looking statements & non-GAAP measures.

This presentation and the accompanying oral presentation contain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements regarding anticipated future financial and operating performance and results, including estimates for growth, gross margins, adjusted EBITDA, potential regional expansion, development of new products, partnerships, and customer relationships. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on OIO management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with the SEC by OIO and other documents that the Company may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this presentation is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

This presentation contains certain financial information not derived in accordance with the United States generally accepted accounting principles (GAAP). These items include non-GAAP EBITDA and non-GAAP adjusted EBITDA. OIO uses these non-GAAP financial measures internally in analyzing its financial results and for financial and operational decision-making purposes. Management believes that such non-GAAP financial measures provide useful information to investors and others about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management. Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the consolidated financial statements of OIO prepared in accordance with GAAP. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. A reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in this presentation’s appendix.

Non-GAAP EBITDA is a supplemental performance measure defined by OIO as net income (loss), computed in accordance with GAAP, adjusted for interest expenses, tax benefits (expenses), depreciation and amortization expenses. This metric is an important indicator of the Company’s operating performance. Adjusted EBITDA is a supplemental performance measure defined by OIO as EBITDA further adjusted for the exclusion of non-recurring expenses related to its business combination transaction. This metric is another important indicator of the Company’s operating performance.

DISCLAIMERS

Important notice

Purpose & audience	For discussion only, on a confidential basis, directed solely to investors that are either qualified institutional buyers or institutions that are accredited investors. Not an offer or solicitation to subscribe for or purchase securities.
Private placement	The proposed raise is a PIPE. It is not registered under any prospectus regime and is not available to retail investors.
Forward-looking statements	EBITDA targets, pipeline timelines and acquisition plans are projections subject to risk. Actual results may differ materially.
M&A pipeline	Codenamed targets (Project Artemis) sit at varying stages. Artemis 1 is identified and in negotiation; Artemis 2–4 are pipeline and identified, not committed.
Final terms	Valuation, structure and legal disclosures are to be confirmed by counsel. Recipients should conduct their own due diligence.

THE OPERATOR

This playbook has been run before — and exited at 10×.

THE ACQUISITION

A dormant marque, revived

Apollo Automobil — formerly Gumpert — a niche German performance manufacturer with deep motorsport roots, acquired to be repositioned as a creator of collectible automotive assets.

THE STRATEGY

Repositioned around scarcity

Aligned to what global collectors prize — exclusivity, radical design, performance. The Intensa Emozione launched as a revival statement, capped at 10 track-only cars.

THE RESULT

10×

RETURN AT EXIT

Apollo rose to the upper echelon of the hypercar market — every unit placed with collectors. Norman executed a clean strategic exit.

This is not an untested idea. OIO is institutionalising a playbook its CEO has already run — and exited.



Apollo IE Story in 60 Seconds

§ 01 · THE PROPOSITION

An anchored, de-risked platform — built to compound.

72 / 72	$100M	1,500+	$435M+
P72 ALLOCATED & SOLD	**CAPITAL DEPLOYED**	**UHNW REGISTRATIONS OF INTEREST**	**CUMULATIVE EBITDA**
HERITAGE MARQUE	ASSET-LIGHT	20× OVERSUBSCRIBED	2026–30 · CONSERVATIVE

THE MODEL

Anchor — a sold-out heritage marque generating contracted revenue. **Engine —** an M&A platform acquiring specialist brands using Nasdaq stock as currency.

LVMH did not scale by making more of one handbag — it compounded a house of brands. We apply that model to analogue, hand-built mobility: scarce assets, heritage names, public-market capital allocation.

Analogue collectibles — an emerging asset class.

$300B+
GLOBAL LUXURY AUTO TAM

$1.5T
BROADER LUXURY GOODS MARKET

400K+
UHNW INDIVIDUALS · +5–7%/YR

<1%
ALLOCATED TO ANALOGUE COLLECTIBLES

THE UNDER-ALLOCATION GAP

Three converging forces

Scarcity

Fixed production runs, no re-issues. Each chassis a discrete, finite asset with provenance baked in.

Cultural permanence

Heritage marques carry intergenerational equity — names that compound value across decades.

Capital rotation

UHNW capital is migrating from traditional luxury into ownable, appreciating assets.

§ 02 · THE OPPORTUNITY

Priced where Pagani was a decade ago.



Pagani Zonda HP Barchetta — €15M+
3 UNITS · SECONDARY

Pagani Codalunga Roadster — €12M+
5 UNITS

Gordon Murray T.50 — €8M+
100 UNITS · VS €3M MSRP

De Tomaso P900 — €3M
18 UNITS · ENTRY POINT

De Tomaso P72 — €1.6M
72 UNITS · SOLD OUT

Observed secondary-market data: P72 resale expectations are already trending toward €3M+ — buyers entering at the bottom rung of a ladder the market has already climbed.

§ 03 · THE ANCHOR



De Tomaso.



De Tomaso P72 – Returns to Le Mans

De Tomaso — the foundation is already sold.

72 / 72	1,500+	$100M	Q4 2026
ALLOCATED & SOLD	UHNW REGISTRATIONS OF INTEREST	CAPITAL DEPLOYED	EXPECTED FIRST DELIVERIES
CONTRACTED REVENUE	PROVEN DEMAND	ASSET-LIGHT MODEL	EXECUTION, NOT DEMAND

WHY THIS DE-RISKS THE EQUITY STORY

- Revenue is contracted — units sold, deposits in.
- Waitlist is 20× planned annual production — demand proven, not projected.
- Asset-light production keeps the balance sheet efficient.
- Sixty years of De Tomaso provenance — heritage that cannot be manufactured.

THE ANALOGY

The Hermès Birkin.

The waitlist is the moat. Scarcity manufactures pricing power. We are not asking investors to bet on demand — we are asking them to back the execution of demand already booked.

De Tomaso — three tiers, one marque.

01	**COUTURE BESPOKE** BESPOKE · UNCAPPED	**Officina Sartoriale**	Coachbuilt one-offs and private commissions — the De Tomaso atelier.
02	**HALO ICONS** HALO · €1.6M–€3M	**P72 · P72 GTS · P72 Roadster · P900**	The P-platform hypercars. P72 sold out at 72 units; P900 limited to 18.
03	**LUXURY GT** GRAND TOURING · SCALE	**Mangusta Eterna**	The grand tourer — extends De Tomaso to a broader UHNW audience.

A deliberate ladder — from uncapped-price atelier to scalable grand tourer. The LVMH model, running inside a single umbrella.

OIO Group

§ 03 · THE ANCHOR

Analogue. Hand-built. Made to be owned for generations.

- An exposed, sculpted gated shifter and analogue dials — the antithesis of the disposable touchscreen.
- Copper-finished detailing and hand-stitched leather — months of coachbuilding in every car.
- Sixty years of De Tomaso design DNA in every surface.

A discrete, appreciating asset — not a depreciating gadget.



§ 03 · THE ANCHOR

A 10-year product pipeline, already engineered.

2026	2027	2028	2029+
P72 Coupé · V8 P900 · V12	**P72 Roadster** V8 / V12 options	**P72 Variant** P900 Variant	**New marques** via M&A platform

MODULAR ARCHITECTURE

One engineered V12 platform, amortised across every programme. Each variant ships faster, at higher margin — compounding ROI on every chassis dollar. The heavy engineering cost is already sunk.

Not a car company. A scarcity-driven platform.

WE SIT AT THE INTERSECTION OF **Luxury** × **Collectibles** × **Mobility** × **Financialisation**

1

Heritage IP & brand equity

Sixty years of De Tomaso provenance. Heritage cannot be manufactured — only acquired and stewarded.

2

Vertical integration

In-house production (Artemis 1) captures margin and protects critical engineering capability.

3

Public-currency M&A

A Nasdaq listing turns OIO stock into acquisition currency — accretive roll-ups at distressed multiples.

The M&A flywheel at Nasdaq scale.

NEGOTIATION

PROJECT

Artemis 1

IN-HOUSE PRODUCTION

150+ engineers · 6,500 m². Fully equipped, captures margin.

TARGET

PROJECT

Artemis 2

HERITAGE RESTOMOD

Iconic tuner / restomod platform. Natural UHNW customer overlap.

TARGET

PROJECT

Artemis 3

EUROPEAN MARQUE

Production-ready for 2027. Immediate revenue trajectory.

PARTNER

PROJECT

Artemis 4

V12 POWERTRAIN

Acquisition secures IP, locks competitors out, unlocks licensing.

HOW THE FLYWHEEL TURNS

Stock + cash acquires specialist brands at distressed multiples. Each deal adds EBITDA, lifts the multiple, and makes the next acquisition more accretive. Norman has run this playbook before — exited Apollo at $150M.

STATUS — STATED PLAINLY

Artemis 1 is identified and in negotiation. Artemis 2–4 are pipeline — codenamed under NDA, not committed transactions.

De Tomaso organic EBITDA — the conservative case.


250
200
150
100
50
0
$2M
$51M
$81M
$100M
$205M
2026
2027
2028
2029
2030

Conservative case · EBITDA = total contribution after SG&A · De Tomaso organic only, before any platform M&A.

WHAT THIS SHOWS

A bottoms-up build — seven De Tomaso variants, modelled unit by unit at contribution margin per car, SG&A deducted. Cumulative EBITDA of about $440M across 2026–2030.

ORGANIC ONLY — M&A SITS ON TOP

Every bar is De Tomaso alone. The Artemis acquisitions contribute above this line, not within it. This is the floor, not the ceiling.

How we've de-risked this.

Risk	Mitigation
Demand	72 / 72 P72 sold · 1,500+ UHNW registrations of interest at 20× annual planned production
Execution	Artemis 1 has been identified and negotiation in progress — 150+ engineers, 6,500 m², fully equipped facility
Capital intensity	Asset-light model · $100M already deployed · Q4 2026 deliveries
M&A	Disciplined multiples
Governance	CFA / CPA finance bench · Nasdaq-grade reporting and controls

§ 06 · THE TEAM

Built to execute — a full leadership structure.



Chairman & CEO

Norman Choi

VISION · CAPITAL ALLOCATION · BOARD

IN SEAT



Chief Operating Officer

Diana Majcher

EXECUTION · INTEGRATION · HR

IN SEAT



Chief Financial Officer

Jason Wong

FINANCE · SEC REPORTING · TREASURY

IN SEAT



Chief Sales & Marketing Officer

Jake Hamilton

BRAND · SALES · CLIENT SERVICES

IN SEAT



Chief Design Officer

Jakub Jodlowski

DESIGN DNA · CAD · PRODUCT IDENTITY

IN SEAT

Chief Production Officer

Appointment in progress

MANUFACTURING · ENGINEERING · HOMOLOGATION

HIRE IDENTIFIED

Chief Strategy & IR Officer

Appointment in progress

IR · M&A · CAPITAL MARKETS

HIRE IDENTIFIED

General Counsel

External counsel

GOVERNANCE · LEGAL · COMPLIANCE

OUTSOURCED

Clear functional ownership across operations, finance, governance, growth and brand — a governance posture built for a Nasdaq-listed platform.

§ 06 · THE TEAM

Why this team wins.

Proven operator	Norman Choi built and exited Apollo at $150M. Same core team — now with public capital and a reporting-grade finance bench.
Anchor de-risked	72 of 72 sold. $100M deployed. 1,500+ waitlist. Asset-light, with first deliveries in Q4 2026.
Asymmetric upside	Four synergistic targets identified and acquirable at distressed multiples.

The product here is capital allocation. You are underwriting an operator who has built, exited, and is doing it again — at Nasdaq scale.

§ 07 · THE ASK

The ask: a $50M PIPE.


$50M
PIPE

Use of funds	Description	Amount	Share
Production working capital	Long-lead chassis, V12 & coachbuilding ahead of delivery payments	$20M	40% OF RAISE
Delivery execution	Q3 2026 P72 hand-overs	$10M	20% OF RAISE
P72R programme	2027 roadster engineering & tooling	$10M	20% OF RAISE
Acquisition execution cash	Diligence, transaction & bridge — stock funds the deal itself	$10M	20% OF RAISE

MILESTONE CAPITAL: this PIPE funds OIO through first P72 deliveries, the P72R launch, and a first acquisition close— each a catalyst to re-rate the next raise.

§ 07 · THE ASK

Catalysts: the next 18 months.

1	Q4 2026	**First P72 deliveries**	Sold units convert to recognised revenue — the anchor proven in-market.
2	2026	**P900 · V12 programme**	Second model line on the shared V12 platform enters its delivery cycle.
3	2026–27	**Artemis 1 close**	Initial accretive acquisition executed using Nasdaq stock as currency.
4	2027	**Artemis 3 production-ready**	A European marque positioned for an immediate revenue trajectory.
5	BY 2028	**EBITDA inflection**	The full De Tomaso variant range reaches production — EBITDA steps from \$2M to \$81M.

Ultra-luxury mobility sits within one of the largest, fastest-compounding wealth-driven markets globally — a $300B+ TAM, <1% allocated to analogue collectibles, and a moat that cannot be bought, only built.

NORMAN CHOI

Chairman & Chief Executive Officer · OIO Group

§ 08 · DISCUSSION

Questions & Discussion

Thank you.

INVESTOR RELATIONS

OIO Group · NASDAQ : OIO

www.oio.io

Data Sources

Grand View Research: https://www.grandviewresearch.com/industry-analysis/luxury-car-market-report

MarkNtel Advisors: https://www.marknteladvisors.com/research-library/global-luxury-cars-market.html

Persistence Market Research: https://www.persistencemarketresearch.com/market-research/luxury-vehicles-market.asp

Fortune Business Insights: https://www.fortunebusinessinsights.com/luxury-car-market-104453

Mordor Intelligence: https://www.mordorintelligence.com/industry-reports/luxury-car-market

Yahoo Finance: https://finance.yahoo.com/markets/stocks/articles/global-luxury-car-market-outlook-081000773.html

Ken Research: https://www.kenresearch.com/industry-reports/asia-pacific-luxury-car-market

Stellar Market Research: https://www.stellarmr.com/report/Luxury-Car-Market/1182

Spherical Insights: https://www.sphericalinsights.com/reports/luxury-car-market

Substack: https://assetclassic.substack.com/p/assetclassic-2024-classic-and-collectible

Cognitive Market Research and Consulting: https://www.cognitivemarketresearch.com/luxury-car-market-report

Racer.com: https://racer.com/2026/04/23/broad-arrow-auctions-sets-a-new-world-record-with-insanely-rare-hypercar